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Anthony Kaul

Co-Founder & COO at Cloud DX, Entrepreneur, Qualcomm Tricorder XPRIZE Bold Epic Innovator Award Winner.

Vancouver, Canada Area

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☁ **Cloud DX**

🎓 **University of Alberta**

📇 **See contact info**

👥 **500+ connections**

Passionate digital health entrepreneur. Providing operational leadership at Cloud DX including functional control over Sourcing, Regulatory & Compliance, Hardware & Software development within our ISO 13485 regulated QMS, Human Capital and Operations of our three offices, Kitchener ON, Br...

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Help Us Eradicate Tuberculosis in the developing world... it will only take 2 minutes and costs nothing!

Anthony Kaul
Published on LinkedIn

Cloud DX needs your help with the Interface Health Challenge 2016. Last year we previewed part of our XPRIZE submission, the Vitaliti wearable, and we came in second place. This year we are previewing another element of XPRIZE submission, our acoustic cough analyzing app that diagnoses 7 different respiratory illnesses by "listening" to your cough and processing the acoustical signature of your cough via our mobile app. This app will bring diagnostic...

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Experience



Co-Founder, Chief Operating Officer
Cloud DX

Aug 2014 – Present · 4 yrs 6 mos
Brooklyn, NY

Cloud DX Inc. is an multi - award winning digital health company currently in scale-up phase. We are a licensed medical device manufacturer, distributor & exporter of Health Canada and FDA-cleared health IT products & advanced consumer wearables. Our Connected Health Kits powered by our Pulsewave® Health Monitor adds value to EHR & Practice Management software and powers efficient cloud based Remote Patient Monitoring at drastically lower cost than the current device providers. Our new Vitaliti™ Platform is the Bold Epic Innovation Award

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Founder & CEO

http://www.HigherBracket.ca

Jun 2005 – Present · 13 yrs 8 mos

In 2004, while working with Hcareers.com, one of the fastest growing internet companies in Canada, I realized that a vacuum existed where there should have been help, for senior level candidates in Canada to accelerate their upward mobility.

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Manager - North East Americas

HCareers.com

Jun 2002 – Jan 2006 · 3 yrs 8 mos

Sales leadership and strategic input for Eastern North American Sales of online advertising media.

Captain

SV "Silkie C"

Aug 2000 – Feb 2002 · 1 yr 7 mos

2 Year Sailing Sabbatical where we sailed the west coast of North America from Vancouver to Mexico on our 44 foot Sailboat. Made all decisions - except the ones the Admiral (my wife) made. On reflection, didn't make that many decisions...

Director Of Sales

Dermalogica Skin Care - Canadian Distributor

Aug 1997 – Aug 2000 · 3 yrs 1 mo

Responsible for Sales direction and strategy for the Canadian Market place.

Education

University of Alberta

Bcomm, MIS, Finance

1989 – 1994

Shawnigan Lake School

1982 – 1987



 

